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                             May 6, 2021

       Chenlong Tan
       Chief Executive Officer
       iPower Inc.
       2399 Bateman Avenue
       Duarte, CA 91010

                                                        Re: iPower Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed May 5, 2021
                                                            File No. 333-252629

       Dear Mr. Tan:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1 Filed May 5, 2021

       General

   1. We note that you have deleted language (i) that you cater primarily to home cultivators growing specialty
crops, including cannabis and hemp,    (ii) that you    intend to leverage
                                                        the growth of cannabis
and CBD products, in tandem with its increased legalization, to further build [y]our
brand and promote [y]our hydroponics equipment and products within the cannabis community,
   and (iii) that you believe that your entry into    cannabis
                                                        friendly    markets
like Europe will accelerate your growth and further diversify your customer base.

                                                        In an appropriate
place, to the extent you have previously targeted customers in the cannabis industry as
part of your historical revenue generation and planned growth
 Chenlong Tan
iPower Inc.
May 6, 2021
Page 2
      strategy and that target market has shifted, as suggested by the deleted disclosure, please discuss how that shift may impact your business and financial position. Otherwise, please tell us why you have deleted such disclosure.
       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                            Sincerely,
FirstName LastNameChenlong Tan
                                                            Division of
Corporation Finance
Comapany NameiPower Inc.
                                                            Office of Trade &
Services
May 6, 2021 Page 2
cc:       Megan Penick
FirstName LastName